UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE
REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission File Number 001-35884

FRONTEO, INC.

(Exact name of registrant as specified in its charter)

Meisan Takahama Building

2-12-23, Konan

Minato-ku, Tokyo 108-0075

Japan

+81-3-5463-6344

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

American Depositary Shares, each representing two common shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.   FRONTEO, Inc. (“FRONTEO” or the “Company,” formerly named UBIC, Inc.) first incurred a duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on May 14, 2013, the effective date of the Registration Statement on Form F-1 (File No. 333-184691) filed by the Company to register the sale of the Company’s common stock and the Registration Statement on Form F-6 (File No.333-187520) filed by the Company to register American Depositary Shares (“ADSs”) representing the Company’s common stock. In addition, on April 18, 2013, the Company filed a Registration Statement on Form 8-A to register its common stock and ADSs under Section 12(b) of the Exchange Act for listing on The Nasdaq Stock Market LLC (“Nasdaq”). On February 3, 2020, the Company filed a Form 25 with the Commission in connection with the delisting of its ADSs from Nasdaq and to terminate the associated registration under Section 12(b) of the Exchange Act.

B.  For the 12 months preceding the filing of this Form 15F, the Company has filed or furnished all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules and regulations promulgated by the Commission, including its annual report on Form 20-F for the fiscal year ending March 31, 2019.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on May 21, 2013, when it sold 1,100,000 ADSs representing 220,000 shares of common stock of the Company.

Item 3. Foreign Listing and Primary Trading Market

A.  The Company has maintained a listing of its common stock on the Mothers section of the Tokyo Stock Exchange (the “TSE”), Tokyo, Japan.  The TSE constitutes the primary trading market for the Company’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B.  The Company’s common stock was initially listed on the TSE on the Mothers section in June 26, 2007.  FRONTEO has maintained the listing of its common stock on the TSE for at least 12 months preceding the filing of this Form 15F.

C.  The percentage of trading in FRONTEO’s common stock that occurred in Japan on the TSE for the 12-month period from December 16, 2018 to December 15, 2019 (both dates inclusive) was approximately 99.9% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A.  The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) began on December 16, 2018 and ended on December 15, 2019 (both dates inclusive).

B.  The average daily trading volume (“ADTV”) of the common stock of FRONTEO in the United States for the above 12-month period was approximately 314 shares.  The ADTV of the common stock of FRONTEO on a worldwide basis for the above 12-month period was approximately 483,942 shares.

C.  The ADTV of the common stock of FRONTEO in the United States for the above 12-month period was approximately 0.065% of the ADTV of the common stock of FRONTEO worldwide for the above 12-month period.

D.  The Company’s ADSs were delisted from Nasdaq effective as of the beginning of the business on February 13, 2020. As of the beginning of business on February 13, 2020, the average daily trading volume of the Company’s common shares in the United States as a percentage of the average daily trading volume for the Company’s common shares on a worldwide basis for the preceding 12-month period was approximately 0.111%.

E.  As of the date of this Form 15F, the Company has not terminated its sponsored ADS facility relating to its common stock. However, the Company plans to terminate this ADS facility with effect from March 2, 2020.

F.  The Company used Yahoo! Finance (https://stocks.finance.yahoo.co.jp/stocks/detail/?code=2158.T) and Nasdaq (https://www.nasdaq.com/market-activity/stocks/fteo), as the sources for determining whether it meets the average daily trading volume requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.  FRONTEO disseminated a press release in the United States on January 31, 2020, disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act.

B.   The Company disseminated the press release regarding its notice to terminate its duty to file reports under Section 13(a) and 15(d) of the Exchange Act via Business Wire.  A copy of the press release was posted to the Company’s website and is attached hereto as an exhibit.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

99.1 Press release dated January 31, 2020.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, FRONTEO, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, FRONTEO, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

FRONTEO, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: February 13, 2020